CUSIP NO. 18449C302 			Schedule 13D 			Page 1 of 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No.  )1
Clean Diesel Technology

(Name of issuer)

Common Stock, par value $0.01

(Title of class of securities)

18449C302
(CUSIP number)

Louise Ellis, Compliance Officer 00 44 20 7963 8146
80 Victoria Street, London SW11 5PA United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :. ?

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(Continued on following pages)

(Page 1 of 3 Pages)

 CUSIP NO. 18449C302 			Schedule 13D 			Page 2 of 3
1
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Ruffer LLP

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  ?
(b)  ?
3
SEC USE ONLY



4
SOURCE OF FUNDS

OO

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

?

6
CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF
7  SOLE VOTING POWER

   1,210,707

SHARES BENEFICIALLY OWNED BY
8  SHARED VOTING POWER

    None

EACH REPORTING PERSON
9  SOLE DISPOSITIVE POWER

    1,210,707

WITH
10 SHARED DISPOSITIVE POWER

    None

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,210,707

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

?

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.9%

14
TYPE OF REPORTING PERSON*

AI

 CUSIP NO. 18449C302 			Schedule 13D 			Page 3 of 3


Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Common
Stock par value $0.01 per share, of Clean Diesel Technology
Inc, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Corporation is 300 Atlantic
St, STE 702, Stamford, Connecticut 06901.

Item 2. Identity and Background

This Schedule 13D is being filed by Ruffer LLP, a United
Kingdom regulated discretionary investment management firm, referred to herein as the "Reporting Person". The principal business address of the Reporting Persons is 80 Victoria Street, London SW11 5PA United Kingdom.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On 31 January 2008, Ruffer LLP sold 500 shares for its discretionary clients. Prior to the sale, Ruffer LLP held 1,211,207 shares of the Issuer on behalf of its discretionary clients and now holds
1,210,707 shares (14.9%) on behalf of its discretionary clients. The shares were sold for USD16.11.

Item 4. Purpose of Transaction

The 500 shares were sold as they were held by a discretionary client of Ruffer LLP who terminated our investment management agreement, requested that we liquidate all their holdings and transfer their portfolio to another investment manager.

Item 5. Interest in Securities of the Issuer.

Ruffer LLP currently holds shares in the Issuer, on behalf of its discretionary investment management clients.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2008

Ruffer LLP
By: Louise Ellis, Compliance Officer

/s/ Louise Ellis
Louise Ellis, Compliance Officer